Filed by Patterson-UTI Energy, Inc. pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: NexTier Oilfield Solutions Inc.

Commission File No. 1-37988

The following email was sent to all Patterson-UTI employees on August 8, 2023:

The integration teams have had a busy week of activities working through the elements of our integration with NexTier, and we would like to share the below update with all of you.

Last week, team members from both Patterson-UTI Energy and NexTier Oilfield Solutions, along with our independent consultants, spent time together having initial discussions around what our combined companies will look like once the merger closes. I am tremendously proud of the collaboration and hard work I observed from this team. We have a lot of work to accomplish, so again I express my gratitude to this integration team and all of our employees for what you do every day.

Importantly, our integration team is focused on business continuity; we want the employees of both companies to continue performing the great work you do in a safe manner for our customers. As part of our commitment, we will continue to share updates with our employees to keep you informed on the progress of integration.

•	First, as NexTier’s businesses are focused on completions services, the majority of employees at Patterson-UTI will not likely see any change in your role from the merger.

•	As we approach closing, please remember that we continue to operate “business as usual” as two separate companies.

•	Integration activities are focused on continuity of operations on Day 1, and we are prioritizing critical activities around safety, our people, and our operational processes to work towards that goal.

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Given the size of our two businesses, integration activities will continue for months after closing. We want this to be a thoughtful process to make our new combined company the best it can be. Please be patient and know that many decisions, including those around our talented employees, will take time. Again, we remain steadfast in our commitment to be transparent with you about this process and share what we can in a timely manner.

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If you are contacted by a member of the integration team seeking information related to the merger, please treat this as a priority request. If you have any questions regarding what is being asked of you, please feel free to send a note to: integration@patenergy.com.

We have also reached a key part in the integration process and I’m pleased to share with you the finalized leadership team and functional structure of our Company, which will commence upon transaction close.

I understand that employees of Universal and Patterson-UTI Management Services may have questions about what comes next. We understand your enthusiasm and excitement and are grateful for your patience. We have a methodical and data-driven process in place to design the combined organization and we commit to continuing to communicate with you as decisions are made over the next several months.

Thank you for continuing to do what you do best on behalf of our company and our customers, focusing on safety and looking out for each other.

/s/ William A. Hendricks, Jr.

Andy Hendricks

President and Chief Executive Officer

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Patterson-UTI’s current beliefs, expectations or intentions regarding future events. Words such as “anticipate,” “believe,” “budgeted,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “potential,” “project,” “pursue,” “should,” “strategy,” “target,” or “will,” and similar expressions are intended to identify such forward-looking statements. The statements in this communication that are not historical statements, including statements regarding Patterson-UTI’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond Patterson-UTI’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. The statements include, without limitation, projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Patterson-UTI’s and NexTier’s businesses and future financial and operating results, the amount and timing of synergies from the proposed transaction, the combined company’s projected revenues, adjusted EBITDA and cash flow, accretion, business and employee opportunities, capital return policy, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Patterson-UTI’s control. These factors and risks include, but are not limited to: adverse oil and natural gas industry conditions; global economic conditions, including inflationary pressures and risks of economic downturns or recessions in the United States and elsewhere; volatility in customer spending and in oil and natural gas prices that could adversely affect demand for Patterson-UTI’s services and their associated effect on rates; excess availability of land drilling rigs, pressure pumping and directional drilling equipment, including as a result of reactivation, improvement or construction; competition and demand for Patterson-UTI’s services; the impact of the ongoing conflict in Ukraine; strength and financial resources of competitors; utilization, margins and planned capital expenditures; liabilities from operational risks for which Patterson-UTI does not have and receive full indemnification or insurance; operating hazards attendant to the oil and natural gas business; failure by customers to pay or satisfy their contractual obligations (particularly with respect to fixed-term contracts); the ability to realize backlog; specialization of methods, equipment and services and new technologies, including the ability to develop and obtain satisfactory returns from new technology; the ability to retain management and field personnel; loss of key customers; shortages, delays in delivery, and interruptions in supply, of equipment and materials; cybersecurity events; synergies, costs and financial and operating impacts of acquisitions; difficulty in building and deploying new equipment; governmental regulation; climate legislation, regulation and other related risks; environmental, social and governance practices, including the perception thereof; environmental risks and ability to satisfy future environmental costs; technology-related disputes; legal proceedings and actions by governmental or other regulatory agencies; the ability to effectively identify and enter new markets; public health crises, pandemics and epidemics; weather; operating costs; expansion and development trends of the oil and natural gas industry; ability to obtain insurance coverage on commercially reasonable terms; financial flexibility; interest rate volatility; adverse credit and equity market conditions; availability of capital and the ability to repay indebtedness when due; our return of capital to stockholders; stock price volatility; and compliance with covenants under Patterson-UTI’s debt agreements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Patterson-UTI’s and NexTier’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Patterson-UTI’s and NexTier’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in Patterson-UTI’s SEC filings. Patterson-UTI’s filings may be obtained by contacting Patterson-UTI or the SEC or through Patterson-UTI’s website at http://www.patenergy.com or through the SEC’s Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov. Patterson-UTI undertakes no obligation to publicly update or revise any forward-looking statement.

Important Information for Stockholders

In connection with the proposed merger, Patterson-UTI has filed, and the SEC declared effective on July 31, 2023, a registration statement on Form S-4 (the “Registration Statement”), which contains a joint proxy statement of Patterson-UTI and NexTier and a prospectus of Patterson-UTI (the “Joint Proxy Statement/Prospectus”). Patterson-UTI and NexTier commenced the mailing of the Joint Proxy Statement/Prospectus to Patterson-UTI’s stockholders and NexTier’s stockholders on or about August 1, 2023. Each of Patterson-UTI and NexTier also may file other relevant documents with the SEC regarding the proposed merger. No offering of securities shall be made, except by means of the Joint Proxy Statement/Prospectus. INVESTORS AND

STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and shareholders are able to obtain free copies of these documents and other documents containing important information about Patterson-UTI and NexTier once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Patterson-UTI are available free of charge on Patterson-UTI’s website at http://www.patenergy.com or by contacting Patterson-UTI’s Investor Relations Department by phone at (281) 765-7170. Copies of the documents filed with the SEC by NexTier are available free of charge on NexTier’s website at https://nextierofs.com or by contacting NexTier’s Investor Relations Department by phone at (346) 242-0519.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.